September 26, 2025

Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549-3561

Attention:	Mr. Abe Friedman
Mr. Doug Jones

Re:	Ryder System, Inc.
Form 10-K for the Year Ended December 31, 2024
Filed February 12, 2025
File Number: 001-04364

Dear Messrs. Friedman and Jones:

We are writing this letter to respond to the comment letter of the Staff of the Securities and Exchange Commission (the “Staff”), dated September 2, 2025, to Ryder System, Inc. (the “Company”), relating to the review of the Company’s Form 10-K for the year ended December 31, 2024.

For your convenience, we have reproduced the Staff’s comment in bold preceding our responses below. Please let us know if you have any questions or if we can provide additional information or otherwise be of assistance in expediting the review process.

Form 10-K for Fiscal Year Ended December 31, 2024
Management’s Discussion and Analysis of Financial Condition and Results of Operations Non-GAAP Financial Measures, page 42

1.On page 47 you disclose how your non-GAAP measure operating revenue is computed, with one reconciling item “subcontracted transportation and fuel.” Please consider separately showing amounts for each component therein so that investors may have an understanding of the relative impact of each.

Management Response: The Company acknowledges the Staff’s comment regarding the subcontracted transportation and fuel reconciling item within the non-GAAP Operating revenue measure. Beginning with the Company’s next filing of the Quarterly Report on Form 10-Q for the quarter ending September 30, 2025, the Company will separately disclose subcontracted transportation and fuel in the reconciliation of Total revenue to Operating revenue on a consolidated and segment-level basis.

For illustrative purposes, the Company has provided an example below of the disclosure that will be presented prospectively in the reconciliation of consolidated Total revenue to Operating revenue using the information from our most recent Form 10-K.

2333 Ponce de Leon Blvd., Suite 700, Coral Gables, Florida 33134
www.ryder.com

September 26, 2025

(In millions)	2024	2023	2022
Total revenue	$12,636	$11,783	$12,011
Subcontracted transportation	(1,499)	(1,380)	(1,580)
Fuel	(871)	(906)	(1,151)
Operating revenue	$10,266	$9,497	$9,280

2.You disclose each above noted component is largely or typically a pass-through to your customers, resulting in minimal changes in your profitability. For each component, please tell us the (i) amount of pass through revenue in the reconciling line item and (ii) amount of cost associated with each revenue pass through item. Additionally, tell us the total amount of cost for each of subcontracted transportation and fuel included in each of cost of services and cost of lease & related maintenance and rental.

Management Response: The Company acknowledges the Staff’s comment, and in its response to comment one above, the Company provided the fuel and subcontracted transportation components to the reconciling line item in its Total revenue to Operating revenue non-GAAP measure reconciliation. The Company uses Operating revenue to evaluate sales activity and the operating performance of its core businesses. Fuel and subcontracted transportation are excluded from the calculation of its Operating revenue because they are impacted by market price fluctuations that are not indicative of the sales activity and operating performance of the Company’s core businesses.

Fuel is incurred by the Company’s Fleet Management Solutions (FMS), Supply Chain Solutions (SCS) and Dedicated Transportation Solutions (DTS) business segments. The Company provides its customers with fuel as part of an ancillary service offering in its FMS business segment and is classified within Cost of fuel services in the Company’s Consolidated Statement of Earnings. The Company provides fuel as part of an integrated service in its SCS and DTS business segments and is classified within Cost of services in the Company’s Consolidated Statement of Earnings. In 2024, total fuel revenue was $871 million with associated cost of $833 million, of which $441 million was classified within Cost of fuel services and $392 million was classified within Cost of services. In 2023, total fuel revenue was $906 million with associated cost of $882 million, of which $534 million was classified within Cost of fuel services and $348 million was classified within Cost of services. In 2022, total fuel revenue was $1,151 million with associated cost of $1,114 million, of which $694 million was classified within Cost of fuel services and $420 million was classified within Cost of services.

Subcontracted transportation is incurred by the Company’s SCS and DTS business segments as part of its comprehensive supply chain and transportation services. To deliver some of these services, the Company may at times subcontract transportation services to third parties and incur related costs. The transportation services are billed at a fixed billing rate that remains constant, regardless of whether the Company or a more-costly subcontracted third-party executes the transport. Revenue is recognized when the transportation services are performed. The Company, however, does not separately track or bill the customer for the portion of the fixed billing rate that pertains to subcontracted transportation. Therefore, the Company uses subcontracted transportation costs as a reasonable proxy for the related revenues and, as disclosed in the Non-GAAP Financial Measures section of the Company’s most recent Form 10-K, excludes the SCS and DTS subcontracted transportation costs from Total revenue to reconcile to its non-GAAP measure of Operating revenue. All subcontracted transportation costs relate to the Company’s SCS and DTS business segments and are included in Cost of services in its Consolidated Statement of Earnings.

Notes to Consolidated Financial Statements
Note 1. Summary of Significant Accounting Policies, page 62

3.It appears cost of services, cost of lease & related maintenance and rental, and cost of fuel services are material to each of their associated revenue with the first two appearing to be material to your results. However, it does not appear you disclose in the notes to the financial statements your accounting policy with respect to each pursuant to ASC 235-10-50-1 and 3. Please revise as appropriate. In your response, provide us with your intended disclosure.

2333 Ponce de Leon Blvd., Suite 700, Coral Gables, Florida 33134
www.ryder.com

September 26, 2025

Management Response: The Company acknowledges the Staff’s comment, and in future Form 10-K filings will revise its Summary of Significant Accounting Policies in the notes to the consolidated financial statements to include: “Cost of services represents the direct costs related to services revenue and is primarily comprised of salaries and employee-related costs, subcontracted transportation (purchased transportation from third parties), fuel, insurance and maintenance costs. Cost of lease & related maintenance and rental represents the direct costs related to lease & related maintenance and rental revenue and is comprised of depreciation of revenue earning equipment, maintenance costs (primarily repair parts and labor), and other costs such as licenses, insurance and operating taxes. Cost of fuel services includes the direct costs associated with providing our FMS customers with fuel. These costs include fuel, salaries and employee-related costs of fuel island attendants, and depreciation of our fueling facilities and equipment.”

Please do not hesitate to contact me at (305) 500-4290 with any questions you may have with respect to the foregoing.

Yours truly,

/s/ Cristina Gallo-Aquino
Cristina Gallo-Aquino
Executive Vice President
Chief Financial Officer
(Principal Accounting Officer)

cc: Robert Sanchez
Bob Fatovic
Laura Zapata-Kim
Jay Anderson
(Ryder System, Inc.)

Catherine Clarkin
(Sullivan & Cromwell LLP)
2333 Ponce de Leon Blvd., Suite 700, Coral Gables, Florida 33134
www.ryder.com